SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

                                 Annual Report

     (Mark One)

[X]  Annual Report pursuant to Section 15(d) of the
     Securities Exchange Act of 1934

     For the fiscal year ended June 30, 2000

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          ------------------------------

     Commission file number ___________________


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(K)
PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  THE EARTHGRAINS COMPANY
                   8400 Maryland Avenue
                 St. Louis, Missouri 63105

                   REQUIRED INFORMATION

Item 1.  The Plan is subject to ERISA.  See Item 4.

Item 2.  The Plan is subject to ERISA.  See Item 4.

Item 3.  The Plan is subject to ERISA.  See Item 4.

Item 4.  Financial Statements and Exhibits.
         ----------------------------------

    (a)  Financial Statements:

         Audited Statement of Net Assets Available for
Benefits June 30, 2000 and 1999.

         Audited Statement of Changes in Net Assets
Available for Benefits Years ended June 30, 2000 and 1999.

         Notes to Financial Statements June 30, 2000 and
1999

         Line 27a - Schedule of Assets Held for Investment
Purposes at June 30, 2000.

         Line 27d - Schedule of Reportable Transactions for the twelve months ended June 30, 2000.

         Appendix information has not been provided.

    (b)  Exhibits:

         Exhibit 23 Consent of Independent Accountants


                        SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               THE EARTHGRAINS COMPANY
                               EMPLOYEE STOCK OWNERSHIP/
                               401(K) PLAN



                               By:__________________________
                                       Kevin W. Oliver


Date:  December 22, 2000

THE EARTHGRAINS
COMPANY EMPLOYEE
STOCK OWNERSHIP/
401(K) PLAN
Report, Financial Statements and
Additional Information
June 30, 2000 and 1999

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Index to Report, Financial Statements and
Additional Information
June 30, 2000 and 1999
---------------------------------------------------------

                                                    Page

Report of Independent Accountants                    1

Financial Statements:

     Statement of Net Assets Available for
     Benefits at June 30, 2000 and 1999              2

     Statement of Changes in Net Assets
     Available for Benefits for the Years
     Ended June 30, 2000 and 1999                    3

     Notes to Financial Statements                  4-9

Additional Information*:

     Schedule of Assets Held for
     Investment Purposes at June 30, 2000        Schedule I

     Schedule of Reportable Transactions
     for the Year Ended June 30, 2000            Schedule II


*  Other schedules required by 29 CFR 2520.103-10 of
Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Pricewaterhouse Coopers LLP


               Report of Independent Accountants


To the Participants and Administrator
of The Earthgrains Company Employee
Stock Ownership/401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Earthgrains Employee Stock Ownership/401(k) Plan (the "Plan") at June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at June 30, 2000 and of reportable transactions for the year ended June 30, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSE COOPERS LLP
    Pricewaterhouse Coopers LLP

December 15, 2000

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Net Assets Available for Benefits
June 30, 2000 and 1999
---------------------------------------------------------

                                                  June 30,
                                            2000            1999
Assets
Investments:
  The Earthgrains Company
    Common Stock                            $56,063,839*    $69,557,213*
  Anheuser-Busch Companies, Inc.
    Common Stock                             11,579,358*     11,896,932*
  Merrill Lynch Equity Index Trust Fund       9,249,895*      7,884,544*
  AIM Blue Chip Fund                          4,598,010*      3,040,081
  AIM Balanced Fund                           3,067,973       2,634,846
  Merrill Lynch Institutional Fund            1,108,922       1,062,332
  Oppenheimer U.S. Government Fund            1,043,857       1,088,222
  Merrill Lynch Basic Value Fund                337,482             ---
  Managers Intl. Equity Fund                     33,638             ---
  Oppenheimer Disciplined Value Fund                ---         237,516
  Participant Loans                           1,811,615       1,656,515
                                            -----------     -----------

    Total investments                        88,894,589      99,058,201

Receivables:
  Employee contribution receivable              244,543             ---
  Interest income                                18,867          13,654
                                            -----------     -----------

    Total receivables                           263,410          13,654
                                            -----------     -----------

                                             89,157,999      99,071,855

Liabilities:
  Notes payable                             (10,466,500)    (12,925,599)
                                            -----------     -----------

Net assets available for benefits           $78,691,499     $86,146,256
                                            ===========     ===========

* Represents more than 5% of net assets available for benefits.

    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Years Ended June 30, 2000 and 1999
------------------------------------------------------------

                                                     Years Ended
                                                       June 30,
                                                 2000            1999
Additions to net assets attributed to:
  Contributions:
    Employer                                   $ 6,820,756     $ 5,883,611
    Participants                                 8,452,445      10,336,858
                                               -----------     -----------
                                                15,273,201      16,220,469

  Investment income:
    Interest                                       156,031         125,464
    Dividends                                      842,463         878,403
    Net realized and unrealized
     (depreciation) appreciation in
     fair value of investments                 (15,572,745)     (3,023,122)
                                               -----------     -----------

                                               (14,574,251)     (2,019,255)

    Total additions                                698,950      14,201,214
                                               -----------     -----------

Deductions from net assets attributed to:
  Distributions to participants                  7,217,512       1,767,797
  Interest expense                                 834,521       1,090,110
  Administrative expenses                          101,674          92,191
                                               -----------     -----------

    Total deductions                             8,153,707       2,950,098
                                               -----------     -----------

Net (decrease) increase                         (7,454,757)     11,251,116

Net assets available for benefits:
  Beginning of year                             86,146,256      74,895,140
                                               -----------     -----------

  End of year                                  $78,691,499     $86,146,256
                                               ===========     ===========



    The accompanying notes are an integral part of these financial statements.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 2000 and 1999
----------------------------------------------------------

1.   Description of the Plan

     The following summary of The Earthgrains Company
Employee Stock Ownership/401(k) Plan (Plan) is intended to provide only a general description of the Plan.
Participants should refer to the plan document for more complete information.

     General
     The Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of the Internal Revenue Code
(Code), designed to primarily invest in The Earthgrains Company ("Earthgrains" or the "Company") common stock, and is intended to constitute a cash or deferred arrangement pursuant to section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Administration
     The Plan's named fiduciaries are Earthgrains, as sponsor and plan administrator, and Merrill Lynch
("Trustee") as trustee. As sponsor, the Company has the right to amend the Plan, designate the Plan's named fiduciaries and exercise all fiduciary functions necessary for the operation of the Plan except those assigned to another named fiduciary by the Plan or the trust agreement.
The Company has appointed the Human Resource Committee to exercise the authority and responsibility for general administration of the Plan. The Trustee has the exclusive authority and discretion to invest, manage and hold assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

     Effective December 1, 2000, the unallocated ESOP shares held by Wachovia Bank, N.A. were transferred to CTC Illinois
Trust Company ("CTC").

     Plan Participation
     Each Company employee (other than employees covered by a nonparticipating collective bargaining agreement) is eligible to participate in the Plan after the employee has been credited with one year of service. Participation by eligible employees is voluntary and begins with the first payday immediately following the date the above conditions are satisfied.

     Contributions
     A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax and after-tax. A participant may contribute from 1% to 4% of their compensation through payroll deduction for before-tax matched contributions and after-tax matched contributions. The sum of the matched contributions may not be less than 1% or more than 4% of the participant's compensation. In addition, the participant may contribute from 1%-16% of their compensation through payroll deduction for before-tax unmatched contributions and after-tax unmatched contributions; however, the maximum amount of before-tax contributions allowed is $10,000 for the plan years ending 2000 and 1999. In addition, the sum of before-tax and after-tax contribution rates must not exceed 16% of a participant's compensation, subject to certain limitations of the Code. The Company contributes a matching

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 2000 and 1999
-------------------------------------------------------

amount equal to 100% of a participant's matched contributions, but not to exceed 4% of a participant's annual compensation.

     Participant and employer contributions vest and become non-forfeitable immediately, plus actual earning thereon.
At June 30, 2000 and 1999, forfeited nonvested accounts totaled $0.

     Contributions received by the trust subsequent to June
30, 2000 for June 2000 employee contributions have been included as a receivable on the statement of net assets as of June 30, 2000.

     Investments
     The Trustee maintains The Earthgrains Company Common Stock Fund, the Anheuser-Busch Companies Common Stock Fund, the Merrill Lynch Institutional Fund, the Merrill Lynch Equity Index Trust Fund, the Managers International Equity Fund, the Merrill Lynch Basic Value Fund, the Oppenheimer U.S. Government Fund, the AIM Blue Chip Fund, and the AIM Balanced Fund for the investment of participant and employer contributions. All employer contributions are invested in The Earthgrains Company Common Stock Fund. At least 50% of each participant's matched contributions must be invested in The Earthgrains Company Common Stock Fund for at least one full plan year after the date the matched contributions are credited to the Plan. After the participant's matched contributions have matured, they may elect to invest the matched contributions in the other investment funds (see
Note 7). Contributions can be invested in increments of 1% into any fund established under the Plan. Earnings thereon are reinvested in the fund to which they relate.

     Distributions
     The Plan permits three types of in-service withdrawals: a non-hardship withdrawal, an age 59-1/2 withdrawal and a hardship withdrawal, as defined in the plan document, subject to certain restrictions. Termination distributions from The Earthgrains Company Common Stock Fund and the Anheuser-Busch Companies Common Stock Fund are in the form of a stock certificate for all full shares and a check for the fair market value of any partial shares. Alternatively, the participant may elect to receive the fair market value of this common stock in cash. The value of any investments in other funds will be distributed in cash by a check unless the participant elects to have these amounts converted to Company stock prior to distribution. All in-service withdrawals are distributed in cash.

     Participant Loans
     A participant may borrow before-tax and/or after-tax account balances. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the last 12 months, or 50% of the vested account balance. The interest rate is set at the prime rate plus one percentage point. Once the loan has been approved, the interest rate is fixed for the entire term of the loan. The term of the loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 2000 and 1999
---------------------------------------------------------

     Expenses
     Under the Plan, participants are charged an annual recordkeeping fee in addition to a loan fee, if applicable.
The recordkeeping fee is charged against earnings on the participants' investments. All other fees of the Plan are paid by the Company.

     Amendment or Termination of the Plan
     The Company anticipates that the Plan will continue without interruption, but reserves the right to terminate its participation in the Plan subject to provisions of ERISA. If the Plan is terminated, the Human Resources Committee will direct an accounting and distribution of all amounts held in the trust to the participants and beneficiaries. The distributions will be made in a lump-sum to each participant or beneficiary in the Plan as of the termination date. This distribution will take place no later than one year subsequent to the plan termination.

     Reclassifications
     Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The Plan's financial statements are prepared on the accrual basis of accounting.

     Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Investment Valuation
     Investments in common stock, U.S. government securities and corporate debt instruments are stated at fair value based on the quoted market price at June 30, 2000 and 1999, respectively. Investments in interest bearing cash and interests in common/collective trusts are stated at fair value as determined by the Trustee. Participant loans are valued at cost which approximates fair value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 2000 and 1999
----------------------------------------------------------

     Security Transactions and Investment Income
     Investment purchases and sales, and related realized gains or losses, are recorded on the valuation date.
Interest and dividend income are also recorded as of the valuation date. Net realized and unrealized appreciation
(depreciation) in fair value of investments is comprised of the change in market value compared to the cost of investments retained in the Plan, and realized gains and losses on security transactions which represent the difference between proceeds and cost.

     Distributions to Participants
     Distributions to participants for benefits are recorded when paid.

3.   Federal Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998 that the Plan is designed in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.   Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                June 30,
                                          2000           1999
Net assets available for benefits
 per the financial statements         $78,691,499     $86,146,256
Accrued employee contribution            (244,543)            ---
Amounts allocated to withdrawing
 participants                             (16,962)        (90,932)
                                      -----------     -----------

Net assets available for benefits
 per the Form 5500                    $78,429,994     $86,055,324
                                      ===========     ===========


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 2000 and 1999
---------------------------------------------------------

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                              Year Ended
                                                June 30,
                                          2000           1999
Distributions to participants
 per the financial statements          $7,217,512     $1,767,797
Add:   Amounts allocated to
       withdrawing participants
       at June 30, 2000                    16,962         90,932
Less:  Amounts allocated to
       withdrawing participants
       at June 30, 1999                   (90,932)       (37,285)
                                       ----------     -----------

Distributions to participants
 per the Form 5500                     $7,143,542      $1,821,444
                                       ==========      ==========


5.   Transactions with Parties-in-Interest

     At June 30, 2000 and 1999, the Plan held shares of The
Earthgrains Company common stock. These shares had a total cost of $40,742,718 and $34,853,638 and total market value of $56,063,839 and $69,557,213 at June 30, 2000 and 1999,
respectively. During the twelve months ended June 30, 2000 and 1999, transactions with the Company included aggregate purchases of $12,202,830 and $12,118,115 and sales totaling
$3,877,311 and $2,697,717, respectively.

     During the five months ended November 30, 1999, transactions with Wachovia Bank included aggregate purchases and sales totaling $-0- and $984,680, respectively. During the year ended June 30, 1999, transactions with Wachovia Bank included aggregate purchases and sales totaling $-0-and $245,834, respectively.

     From December 1, 1999 through June 30, 2000, transactions with CTC included aggregate purchases and sales totaling $-0- and $-0-, respectively.

     During the year ended June 30, 2000, transactions with Merrill Lynch included aggregate purchases and sales totaling $20,128,038 and $10,421,345, respectively. During the year ended June 30, 1999 transactions with Merrill Lynch included aggregate purchases and sales totaling $21,682,943 and $8,108,102, respectively.

     These transactions are allowable party-in-interest transactions under Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 2000 and 1999
------------------------------------------------------------

6.   Notes Payable

     In July 1996, the Plan issued $16,804,484 in guaranteed 8% ESOP notes to The Earthgrains Company. Interest is payable quarterly. The ESOP shall have the right to prepay all at any time, or any portion from time to time, of the unpaid principal prior to maturity without penalty or premium, provided that on each prepayment date the ESOP shall pay to the order of the Company all accrued and unpaid interest on the principal portion being prepaid to and including the date of such prepayment. Proceeds received from issuance of the notes were used to purchase 1,026,228 shares of Company common stock. The shares are maintained in the Company Common Stock Fund and are released and allocated to plan participants to fund employer matching contributions, based on calculations specified in the plan document, as contributions are made to the Plan. During the years ended June 30, 2000 and 1999, there were 346,078 and 83,051 shares released to participants. At June 30, 2000 and 1999, the Company Common Stock Fund held 1,257,349 and 1,523,373 unallocated shares and 795,081 and 529,067 allocated shares, respectively. The total ESOP loan payments made to CTC were $1,962,616 from December 1, 1999 through June 30, 2000. The total ESOP loan payments made to Wachovia were $997,539 from July 1, 1999 through November 30, 1999, and $1,647,168 for year ended June 30, 1999.

7.   Subsequent Event

     Effective July 1, 2000, the sponsor has eliminated the Plan requirement for at least 50% of each participant's before and after tax matched contributions for each plan year be invested in Company shares for at least one full plan year beginning after the date the contributions are credited to the Plan. Participants will have the option to direct the employer contributions into any investment fund established under the Plan.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK       SCHEDULE I
OWNERSHIP/401(k) PLAN
Schedule of Assets Held for Investment Purposes
June 30, 2000
-------------------------------------------------------

                                    (c)
                          Description of
             (b)          investment including
      Identity of issue,  maturity date, rate of                    (e)
      borrower, lessor    interest, collateral,        (d)        Current
(a)   or similar party    par, or maturity value       Cost        Value
*     The Earthgrains
       Company            Common stock              $40,742,718  $56,063,839
      Anheuser-Busch
       Companies, Inc.    Common stock                       **   11,579,358
*     Merrill Lynch       Equity Index Trust Fund            **    9,249,895
      AIM                 Blue Chip Fund-Class A             **    4,598,010
      AIM                 Balanced Fund                      **    3,067,973
*     Merrill Lynch       Institutional Fund                 **    1,108,922
      Oppenheimer         U.S. Government Fund               **    1,043,857
*     Merrill Lynch       Basic Value Fund                   **      337,482
      Managers            International Equity Fund          **       33,638
*     Participant Loan
       Fund, Interest
       Rates 9.5% -
       10.5%              Participant loans           1,811,615    1,811,615
                                                                 -----------
                                                                 $88,894,589
                                                                 ===========

* A party-in-interest as defined by ERISA.

** Cost omitted for participant directed investments.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK    SCHEDULE II
OWNERSHIP/401(k) PLAN
Schedule of Reportable Transactions*
Year Ended June 30, 2000
------------------------------------------------------

                (b)
            Description
             of asset
             (include
    (a)      interest                                  (f)
  Identity   rate and                                Expense
     of      maturity    (c)       (d)       (e)     Incurred     (g)
   party     in case   Purchase  Selling    Lease      with     Cost of
  involved  of a loan)  price     price     rental  transaction  asset
*The
 Earthgrains  Common
 Company      Stock    $12,202,830 $  ---     $  --- $    --     $12,202,830
  Company                           3,877,311    ---      --       4,111,163


      (h)        (i)
    Current      Net
    value of     gain
    asset on      or
   transaction  (loss)
      date

   $12,202,830  $    ---
     3,877,311   (233,852)

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA.